SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

PERSPECTA INC.
(Name of the Issuer)

Perspecta Inc.
Jaguar Merger Sub Inc.
Jaguar ParentCo Inc.
Peraton Intermediate Holding Corp.
Peraton Topco Holdings L.P.
Peraton GP LLC
Veritas Capital Fund Management, L.L.C.
Ramzi Musallam
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

715347100
(CUSIP Number of Class of Securities)

James L. Gallagher Senior Vice President, General Counsel & Secretary Perspecta Inc. 14295 Park Meadow Drive Chantilly, VA 20151 Phone: (571) 313-6000	Aneal Krishnan Partner Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 32nd Floor New York, New York 10019 Phone: (212) 415-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Scott A. Barshay Rachael G. Coffey Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Phone: (212) 373-3000	F. Xavier Kowalski Richard A. Presutti Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Phone: (212) 756-2000

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,847,313,426.05	$528,841.89

*
Calculated solely for purposes of determining the filing fee.  The transaction value was calculated as the sum of (a) 161,222,377 shares of common stock multiplied by the merger consideration of $29.35 per share; (b) the product of (i) 71,657 shares of common stock subject to issuance upon exercise of outstanding options with exercise prices less than $29.35 per share, multiplied by (ii) $15.15 (which is the difference between $29.35 and the weighted average exercise price per share of common stock of $14.20); (c) 1,774,520 shares of common stock issuable upon settlement of Company RSUs multiplied by the merger consideration of $29.35 per share; (d) 2,104,186 shares of common stock issuable upon settlement of Company PSUs multiplied by the merger consideration of $29.35 per share (assuming the target achievement of the performance goals applicable to such award, and assuming the satisfaction of all other conditions to such delivery); and (e) 54,400 shares of common stock issuable upon settlement of Director RSUs multiplied by the merger consideration of $29.35 per share.

**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001091 by the aggregate transaction valuation.
☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $528,841.89	Filing Party: Perspecta Inc.

Form or Registration No.: Schedule 14A	Date Filed: February 19, 2021

INTRODUCTION

This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Perspecta Inc. (“Perspecta” or the “Company”), a Nevada corporation and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Jaguar Merger Sub Inc., a Nevada corporation (“Merger Sub”), (iii) Jaguar ParentCo Inc., a Delaware corporation and the parent of Merger Sub (“Parent”); (iv) Peraton Intermediate Holding Corp., a Delaware corporation and the parent of Parent (“Peraton”); (v) Peraton Topco Holdings L.P., a Delaware limited partnership and the parent of Peraton (“TopCo”), (vi) Peraton GP LLC, a Delaware limited liability company and the general partner of Topco; (vi) Veritas Capital Fund Management, L.L.C., a Delaware limited liability company and the managing member of Peraton GP LLC (“Veritas”), and (vii) Ramzi Musallam, the Chief Executive Officer and Managing Partner of Veritas. Merger Sub, Parent, Peraton, TopCo, Peraton GP LLC, Veritas and Ramzi Musallam are collectively referred to herein as the “Acquiring Group” or the “Acquiring Group Filing Persons.”

On January 27, 2021, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and cast an advisory (non-binding) vote to approve certain items of compensation that are based on or otherwise related to the Merger and may become payable to certain named executive officers of the Company under existing agreements with the Company. The adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of the Company Common Stock entitled to vote thereon outstanding as of the close of business on the record date for the Special Meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached as Annex A to the preliminary Proxy Statement and is incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each share of Company Common Stock, other than as provided below, will be converted into the right to receive $29.35 in cash (the “Per Share Merger Consideration”), without interest and less applicable withholding taxes. The following shares of Company Common Stock will not be converted into the right to receive the Per Share Merger Consideration in connection with the Merger: (i) shares of Company Common Stock held by the Company or any of its subsidiaries and (ii) shares of Company Common Stock held by Parent, Merger Sub or any of their respective wholly-owned subsidiaries.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER”

(b) Securities. The exact title of the subject equity securities is “Perspecta Inc. common stock, par value $ 0.01 per share.” The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Voting”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividends”

 (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividends”

 (e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”

 (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares”

Item 3. Identity and Background of Filing Person

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Perspecta Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

“OTHER IMPORTANT INFORMATION REGARDING THE SPONSOR ENTITIES—Identity and Background of Parent, Merger Sub and the Sponsor Entities and Their Controlling Affiliates”

Item 4. Terms of the Transaction

(a)(1) Tender Offers. Not Applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT”

Annex A—Agreement and Plan of Merger

 (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Potential Change-in Control Payments to Named Executive Officers”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Shares and Equity Awards held by Directors and Executive Officers”

“THE MERGER AGREEMENT—The Merger; Merger Consideration—Treatment of Equity Compensation Awards”

“THE MERGER AGREEMENT—Employee Matters”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL—PROPOSAL 2)”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—No Dissenter’s Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT—The Merger; Merger Consideration”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares”

“OTHER IMPORTANT INFORMATION REGARDING THE SPONSOR ENTITIES—Significant Past Transactions and Contracts”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A—Agreement and Plan of Merger

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Potential Change-in Control Payments to Named Executive Officers”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Shares and Equity Awards held by Directors and Executive Officers”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL—PROPOSAL 2)”

“OTHER IMPORTANT INFORMATION REGARDING THE SPONSOR ENTITIES—Significant Past Transactions and Contracts”

Annex A—Agreement and Plan of Merger

 (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Potential Change-in Control Payments to Named Executive Officers”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL—PROPOSAL 2)”

“OTHER IMPORTANT INFORMATION REGARDING THE SPONSOR ENTITIES—Significant Past Transactions and Contracts”

 (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Shares and Equity Awards held by Directors and Executive Officers”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Potential Change-in Control Payments to Named Executive Officers”

“THE DEBT COMMITMENT LETTER”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL—PROPOSAL 2)”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares”

“OTHER IMPORTANT INFORMATION REGARDING THE SPONSOR ENTITIES—Significant Past Transactions and Contracts”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration”

“THE MERGER AGREEMENT—The Merger; Merger Consideration”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Sponsor Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Potential Change-in Control Payments to Named Executive Officers

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Intent to Vote in Favor of the Merger”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL—PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Opinions of Perspecta’s Financial Advisors”

“SPECIAL FACTORS—Presentations by Financial Advisors to the Company”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

Annex B—Opinion of Goldman Sachs & Co., LLC

Annex C—Opinion of Stone Key Partners LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Certain Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Accounting Treatment”

“THE MERGER AGREEMENT—The Merger; Merger Consideration—Dissenter’s Rights”

“THE MERGER AGREEMENT—The Merger; Merger Consideration—Impact of Stock Splits, Etc.”

“THE MERGER AGREEMENT—Employee Matters”

“THE MERGER AGREEMENT—Indemnification; Directors’ and Officers’ Insurance”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL—PROPOSAL 2)”

Item 8. Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Opinions of Perspecta’s Financial Advisors”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Position of the Sponsor Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT—Indemnification; Directors’ and Officers’ Insurance”

Annex B—Opinion of Goldman Sachs & Co., LLC

Annex C—Opinion of Stone Key Partners LLC
The discussion materials dated January 14, 2021, January 25, 2021 and January 26, 2021, each prepared by Goldman Sachs & Co. LLC and Stone Key Partners LLC, as applicable, and reviewed by the Disinterested Directors (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(iii), (c)(iv), (c)(v) and (c)(vi) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Voting”

“THE SPECIAL MEETING—How to Vote”

“THE SPECIAL MEETING—Proxies and Revocation”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Sponsor Entities as to the Fairness of the Merger”

 “SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Provisions for Unaffiliated Stockholders”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Sponsor Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Intent to Vote in Favor of the Merger”

 (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Sponsor Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Perspecta’s Financial Advisors”

“SPECIAL FACTORS—Presentations by Financial Advisors to the Company”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex B—Opinion of Goldman Sachs & Co., LLC

Annex C—Opinion of Stone Key Partners LLC

The discussion materials dated January 14, 2021, January 25, 2021 and January 26, 2021, each prepared by Goldman Sachs & Co. LLC and Stone Key Partners LLC, as applicable, and reviewed by the Disinterested Directors (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(iii), (c)(iv), (c)(v) and (c)(vi) and are incorporated by reference herein.

Item 10. Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Intent to Vote in Favor of the Merger”

“THE MERGER AGREEMENT—Effective Time; Closing”

“THE MERGER AGREEMENT—Financing; Perspecta Cooperation”

“THE MERGER AGREEMENT—Covenants Related to the Company’s Conduct of Business”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“THE DEBT COMMITMENT LETTER”

 (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees”

“THE MERGER AGREEMENT—Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing of the Merger”

“THE DEBT COMMITMENT LETTER”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS— Interests of Executive Officers and Directors of the Company in the Merger”

“THE SPECIAL MEETING— Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS— Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Intent to Vote in Favor of the Merger”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares”

“OTHER IMPORTANT INFORMATION REGARDING THE SPONSOR ENTITIES—Significant Past Transactions and Contracts”

Annex A—Agreement and Plan of Merger

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Merger—Intent to Vote in Favor of the Merger”

“THE SPECIAL MEETING—Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Sponsor Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Sponsor Entities for the Merger”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Selected Historical Consolidated Financial Data”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value per Share”

 “WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Board; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING— Solicitation of Proxies; Payment of Solicitation Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Board; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS— Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL—PROPOSAL 2)”

“THE MERGER AGREEMENT—The Merger; Merger Consideration”

(c) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Preliminary Proxy Statement of Perspecta, Inc. (included in the Schedule 14A filed on March 15 , 2021, and incorporated herein by reference) (the “Preliminary Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(5)(i)	Press Release dated January 27, 2021 (incorporated by reference to Exhibit 99.1 to Perspecta Inc.’s Form 8-K (filed January 27, 2021) (File No. 001-38395)).

(b)(i) †
Amended and Restated Debt Commitment Letter, dated as of February 18, 2021, by and among Jaguar Merger Sub Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Royal Bank of Canada, RBC Capital Markets, LLC, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp., Jefferies Finance LLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Mizuho Bank, Ltd. and PSP Investments Credit USA LLC

(b)(ii) †
Amended and Restated Debt Commitment Letter, dated as of February 18, 2021, by and among Peraton Holding Corp., Peraton Corp., Peraton Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Royal Bank of Canada, RBC Capital Markets, LLC, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp., Jefferies Finance LLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Mizuho Bank, Ltd. and PSP Investments Credit USA LLC

(c)(i)	Opinion of Goldman Sachs & Co. LLC, dated January 27, 2021 (included as Annex B to the Preliminary Proxy Statement, and incorporated herein by reference).

(c)(ii)	Opinion of Stone Key Partners LLC, dated January 26, 2021 (included as Annex C to the Preliminary Proxy Statement, and incorporated herein by reference).

(c)(iii)* †
Discussion Materials, dated January 14, 2021, of Goldman Sachs & Co. LLC and Stone Key Partners LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors.

(c)(iv)* †
Discussion Materials, dated January 25, 2021, of Goldman Sachs & Co. LLC and Stone Key Partners LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors.

(c)(v) †	Discussion Materials, dated January 26, 2021, of Goldman Sachs & Co. LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors.

(c)(vi)* †	Discussion Materials, dated January 26, 2021, of Stone Key Partners LLC prepared for the Disinterested Directors (as defined in the Proxy Statement) of Perspecta Inc.’s Board of Directors

(d)(i)
Agreement and Plan of Merger Agreement, dated as of January 27, 2021, by and among Perspecta Inc., Jaguar Parentco Inc. and Jaguar Merger Sub Inc. (included as Appendix A to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(ii)
Letter Agreement, dated as of October 11, 2017, by and among Ultra SC Inc., Veritas Capital Fund Management, L.L.C., KGS Holding LLC, and The SI Organization Holdings LLC (incorporated by reference to Exhibit 10.1 to Ultra SC Inc.’s Form 10 (filed February 8, 2018) (File No. 001-38395))

(d)(iii)
Equity Commitment Letter, dated as of January 27, 2021, by and between The Veritas Capital Fund VII, L.P. and Jaguar ParentCo Inc. (incorporated by reference to Exhibit 99.5 to Amendment No. 2 to Ramzi M. Musallam’s Schedule 13D (filed January 27, 2021)).

(d)(iv) †	Limited Guarantee, dated as of January 27, 2021, by and between The Veritas Fund VII, L.P. and Jaguar ParentCo Inc. in favor of Perspecta Inc.

(f)	Not applicable

(g)	Not applicable

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERSPECTA INC.

By:	/s/ John M. Curtis
Name:	John M. Curtis
Title:	Chairman and CEO

Date: March 15 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAGUAR PARENTCO INC.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	President and Chief Executive Officer

Date:  March 15 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAGUAR MERGER SUB INC.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	President and Chief Executive Officer

Date:  March 15 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERATON INTERMEDIATE HOLDING CORP.

By:	/s/ Stu Shea
Name:	Stu Shea
Title:	President and Chief Executive Officer

Date:  March 15 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERATON TOPCO HOLDINGS L.P. By: PERATON GP LLC

By: Veritas Capital Fund Management L.L.C.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	Authorized Signatory

Date:  March 15 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERATON GP LLC

By: Veritas Capital Fund Management L.L.C.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	Authorized Signatory

Date:  March 15 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERITAS CAPITAL FUND MANAGEMENT, L.L.C.

By:	/s/ Ramzi Musallam
Name:	Ramzi Musallam
Title:	Authorized Signatory

Date:  March 15 , 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ramzi Musallam
Ramzi Musallam

Date:  March 15 , 2021